

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

January 12, 2009

By U.S. Mail and facsimile

Stephen B. Doppler
Chief Executive Officer
Aurelio Resource Corporation
12345 W. Alameda Parkway, Suite 202
Lakewood, CO 80228

> **Re:** **Aurelio Resource Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 9, 2009**
> **File No. 0-50931**

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Schedule 14A filed January 9, 2009

Appendix B Pro Forma Financial Statements (Unaudited)

Explanation of Pro Forma Consolidated Balance Sheet Adjustments

Note (E) Repay Bridge Loan

1.   We note your disclosure that you issued "… a non-recourse note payable in the amount of $4.45 million in exchange for the remaining balance of the non-interest bearing bridge loan." However, the amount presented within the Pro Forma Consolidated Balance Sheet is $1.45 million. Please expand your disclosure to explain the difference.

2.   We further note that the remaining amount of the non-interest bearing bridge loan was replaced by a non-recourse interest bearing note payable in the same amount. Please modify your pro forma presentation to include pro forma adjustments for the amount of interest expense related to the interest bearing note payable, or tell us why you believe such adjustments are not required.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.
        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Mark Wojciechowski at (202) 551-3759 or Jill Davis, Branch Chief at (202) 551-3683 with any questions on the financial statements or related matters. Please contact Sean Donahue at (202) 551-3579, or Anne Nguyen Parker, Branch Chief at (202) 551-3611 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director

cc: Conrad Nest (604) 687-6314
Sean Donahue